SS 2/6/07

AB 2/9/06

Rec'd 1/30/06

UN 06001862

SECURITIES AND ... COMMISSION

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	
Estimated average burden hours per response . . .	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01068

JAN 20 2006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/04 (MM/DD/YY) AND ENDING 11/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neuberger Berman, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 Third Avenue

(No. and Street)

New York	New York	10158-3698
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Grieb (212) 526-0588

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

2/10/06

Neuberger Berman, LLC and Subsidiary
(A Wholly-Owned Subsidiary of Neuberger Berman Inc.)

Consolidated Statement of Financial Condition

November 30, 2005
With Report of Independent Registered Public Accounting Firm

Neuberger Berman, LLC and Subsidiary
(A Wholly-Owned Subsidiary of Neuberger Berman Inc.)

This report ** contains (check all applicable boxes):

** For conditions or confidential treatment of certain portions of this filing, see Section 240.17a-5(e) (3).

Neuberger Berman, LLC and Subsidiary
(A Wholly-Owned Subsidiary of Neuberger Berman Inc.)

OATH OR AFFIRMATION

I, Edward Grieb, swear that, to the best of my knowledge and belief the accompanying consolidated statement of financial condition and supplemental information pertaining to the firm of Neuberger Berman, LLC and Subsidiary, as of November 30, 2005 are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

The consolidated statement of financial condition and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

[signature]
Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this 26 day of January 2006

NOTARY PUBLIC
New York, New York

In and for the State of New York
Residing in New York

Joan Livingstone Calderon
Notary Public, State of New York
#01CA4896362
Qualified in New York County
Commission Expires 7/6/07

Joan Livingstone Calderon

Neuberger Berman, LLC and Subsidiary
(A Wholly-Owned Subsidiary of Neuberger Berman Inc.)

OATH OR AFFIRMATION

I, Edward Grieb, swear that, to the best of my knowledge and belief the accompanying consolidated statement of financial condition and supplemental information pertaining to the firm of Neuberger Berman, LLC and Subsidiary, as of November 30, 2005 are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

The consolidated statement of financial condition and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

[signature]
Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this 26 day of January 2006

NOTARY PUBLIC
New York, New York

In and for the State of New York
Residing in New York

Joan Livingstone Calderon
Notary Public, State of New York
#01CA4896362
Qualified in New York County
Commission Expires 7/6/07

[signature]

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member of
Neuberger Berman, LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Neuberger Berman, LLC and Subsidiary (the "Company") as of November 30, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Neuberger Berman, LLC and Subsidiary at November 30, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

January 27, 2006

Neuberger Berman, LLC and Subsidiary
(A Wholly-Owned Subsidiary of Neuberger Berman Inc.)
Consolidated Statement of Financial Condition

In thousands November 30, 2005	
Assets	
Cash and cash equivalents	$ 152,465
Cash and securities segregated for the exclusive benefit of clients	1,006
Cash and securities deposited with clearing organizations (including securities with a market value of $16,177)	18,548
Collateralized agreements:	
Securities purchased under agreements to resell	42,379
Securities borrowed	541,203
Securities and other inventory positions owned, at market value	67,338
Receivables:	
Brokers, dealers and clearing organizations	13,504
Clients	323,229
Fees receivable	25,459
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $40,375)	6,967
Identifiable intangible assets and goodwill (net of accumulated amortization of $3,445)	139,811
Other assets	19,015
Total assets	$1,350,924
Liabilities and Member's Capital	
Payables:	
Brokers, dealers and clearing organizations	$ 33,891
Clients	477,879
Affiliates	233,713
Other liabilities and accrued expenses	136,460
Total liabilities	881,943
Member's capital	468,981
Total liabilities and member's capital	$1,350,924

See Notes to Consolidated Statement of Financial Condition.

Neuberger Berman, LLC and Subsidiary
(A Wholly-Owned Subsidiary of Neuberger Berman Inc.)
November 30, 2005

Contents

Neuberger Berman, LLC and Subsidiary
(A Wholly-Owned Subsidiary of Neuberger Berman Inc.)
Notes to Consolidated Statement of Financial Condition
November 30, 2005

Note 1 Summary of Significant Accounting Policies

Organization and Description of Business

Neuberger Berman, LLC ("NB, LLC"), a Delaware limited liability company, is a wholly-owned subsidiary of Neuberger Berman Inc., a Delaware corporation (the "Parent"), which is a direct wholly-owned subsidiary of Lehman Brothers Holdings Inc., also a Delaware corporation ("Lehman Brothers"). NB, LLC is a registered broker-dealer engaged principally in providing investment advisory services. As a registered investment adviser, NB, LLC manages equity, fixed income, balanced, socially responsive and international portfolios for clients, including individuals, families, endowments, foundations, trusts and employee benefit plans. In addition, NB, LLC is a sub-adviser to certain affiliates, including Neuberger Berman Management Inc. ("NBMI"), the adviser to the Neuberger Berman family of mutual funds. As a registered broker-dealer, NB, LLC also provides prime brokerage and correspondent clearing services to other firms.

Basis of Presentation

The Consolidated Statement of Financial Condition includes the accounts of NB, LLC and its wholly-owned subsidiary, Neuberger & Berman Agency Inc., a New York corporation (collectively, the "Company," "we," "us," or "our") and is prepared in accordance with accounting principles generally accepted in the United States of America. Intercompany transactions and balances have been eliminated in consolidation. The preparation of the Consolidated Statement of Financial Condition requires management to make estimates and assumptions that affect the reported amounts in the Consolidated Statement of Financial Condition, including the realizability of deferred tax assets, the outcome of litigation, and determining the allocation of the cost of acquired businesses to identifiable intangible assets and goodwill. Management believes the estimates used in preparing the Consolidated Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

Consolidation Accounting Policies

Financial Accounting Standards Board ("FASB") Interpretation No. 46(R), "Consolidation of Variable Interest Entities (revised December 2003)—an interpretation of ARB No. 51," ("FIN 46R") defines the criteria necessary to be considered an operating company (i.e., a voting-interest entity) for which the consolidation accounting guidance of Statement of Financial Accounting Standards ("SFAS") No. 94, "Consolidation of All Majority-Owned Subsidiaries," ("SFAS 94") should be applied. As required by SFAS 94, we consolidate operating companies in which we have a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the voting interest. FIN 46R defines operating companies as businesses that have sufficient legal equity to absorb the entities' expected losses (presumed to require minimum 10% equity) and, in each case, for which the equity holders have substantive voting rights and participate substantively in the gains and losses of such entities. Operating companies in which we are able to exercise significant influence but do not control are accounted for under the equity method. Significant influence generally is deemed to exist when we own 20% to 50% of the voting equity of a corporation, or when we hold at least 3% of a limited partnership interest.

Securities and Securities Transactions

Securities owned, primarily investments in registered and unregistered investment funds, are carried at market value. Principal transactions in securities are recorded on a trade-date basis. Clients' security transactions are recorded on a settlement-date basis with the related revenues and expenses recorded on a trade-date basis.

Collateralized Agreements

Securities purchased under agreements to resell, which are accounted for as financing transactions, are collateralized primarily by government securities and are carried at the amounts at which the securities subsequently will be resold plus accrued interest. It is our policy to take possession of securities purchased under agreements to resell. We monitor the market value of the underlying positions on a daily basis compared with the related receivable balances, including accrued interest. We require counterparties to deposit additional collateral or return collateral pledged, as necessary, to ensure the market value of the underlying collateral remains sufficient.

Securities borrowed and securities loaned transactions are accounted for as collateralized financing transactions. Securities borrowed transactions require us to deposit cash with the lender. With respect to securities loaned, we

receive cash collateral in an amount generally in excess of the market value of securities loaned. We monitor the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Long-Lived Assets

Furniture, equipment and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases, which extend through 2017. Furniture and equipment are depreciated over periods of up to 10 years. Internal use software that qualifies for capitalization under American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," is capitalized and subsequently amortized over the estimated useful life of the software, generally five years. We review long-lived assets for impairment periodically and whenever events or changes in circumstances indicate the carrying amounts of the assets may be impaired. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss would be recognized to the extent the carrying value of such asset exceeded its fair value.

Identifiable Intangible Assets and Goodwill

Identifiable intangible assets with finite lives are amortized over their expected useful lives. Identifiable intangible assets with indefinite lives and goodwill are not amortized. Instead, these assets are evaluated at least annually for impairment.

Equity-Based Compensation

Our employees participate in Lehman Brothers' stock-based incentive plans. Beginning in 2004, Lehman Brothers adopted the fair-value method of accounting for equity-based employee awards using the prospective transition method permitted by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." Under this method of transition, compensation expense is recognized based on the fair value of stock options and restricted stock units granted for 2004 and future years over the relevant service period.

In 2004, Lehman Brothers adopted the fair value recognition provisions of SFAS No. 123, *"Accounting for Stock-Based Compensation,"* as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123," using the prospective adoption method. Lehman Brothers' adoption of SFAS 123 on a prospective basis in 2004 resulted in a change in measurement for employee stock awards. Beginning in 2004, RSU and option awards granted are accounted for at fair value in accordance with SFAS No. 123. The measurement of fair value for RSU awards includes a discount from the market value of unrestricted common stock on the RSU grant date for selling restrictions subsequent to the vesting date. Equity awards granted prior to 2004 continue to be accounted for in accordance with APB Opinion No. 25, "Accounting for Stock issued to employees," ("APB 25") utilizing the intrinsic value method of recognizing compensation expense. Accordingly, no compensation expense was recognized for stock option awards granted prior to 2004, because the option exercise price equaled or exceeded the market value of Lehman Brothers' common stock on the grant date. RSUs granted prior to 2004 continue to be accounted for in accordance with APB 25 utilizing the intrinsic value method of recognizing compensation, such that a discount is not recognized for selling restrictions subsequent to the vesting date. Under both APB 25 and SFAS No. 123 compensation expense for restricted stock units with future service requirements were recognized over the relevant service periods.

In December 2004, the FASB issued SFAS No. 123(R), *"Share-Based Payment,"* ("SFAS 123(R)") which Lehman Brothers will adopt on December 1, 2005. SFAS 123(R) requires public companies to recognize expense in the income statement for the grant-date fair value of awards of equity instruments granted to employees. Expense is to be recognized over the period during which employees are required to provide service. SFAS 123(R) generally requires the immediate expensing of equity-based awards granted to retirement-eligible employees, and those with no substantive future service requirements. SFAS 123(R) also clarifies and expands the guidance in SFAS 123 in several areas, including measuring fair value and attributing compensation cost to reporting periods. Under the modified prospective transition method Lehman Brothers applied, compensation cost is recognized for the portion of outstanding awards granted prior to the adoption of SFAS 123 for which service has not yet been rendered. Upon adoption of SFAS 123(R) on December 1, 2005,

Lehman Brothers will recognize an after-tax gain as a cumulative effect of a change in accounting principle attributable to the requirement to estimate forfeitures at the date of grant instead of recognizing them as incurred. We do not expect Lehman Brothers' adoption of SFAS 123(R) otherwise will have a material effect on our consolidated financial statements.

Cash Equivalents

Cash equivalents include highly liquid investments not held for resale with maturities of three months or less when we acquire them.

Note 2 Securities Pledged as Collateral

At November 30, 2005, the fair value of securities received as collateral and securities owned that have not been sold, repledged or otherwise encumbered totaled approximately $648 million. At November 30, 2005, the gross fair value of securities received as collateral that we were permitted to sell or repledge was approximately $1.169 billion. Of this collateral, approximately $590 million has been sold or repledged.

Note 3 Receivable from and Payable to Clients

Receivable from and payable to clients represent amounts due from or to clients in connection with cash and margin securities transactions. Amounts receivable are collateralized by clients' securities held by us and by others for delivery to us, the value of which is not reflected in the accompanying Consolidated Statement of Financial Condition. In the normal course of business we are permitted to use client margin securities to finance customer securities transactions, subject to certain regulatory guidelines.

Note 4 Capital Requirements

As a registered broker-dealer and member of the New York Stock Exchange, Inc. ("NYSE"), we are subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires us to maintain minimum net capital, as defined under the alternative method, of the greater of $1.5 million or 2% of aggregate debit items arising from customer transactions, as defined, or 4% of funds required to be segregated pursuant to the Commodity Exchange Act. At November 30, 2005, we had net capital of approximately $243 million, which exceeded requirements by approximately $229 million. Based on applicable regulatory requirements, we may not withdraw equity capital if our net capital falls below certain specified levels.

At November 30, 2005, we were not required to segregate funds in a special reserve bank account for the exclusive benefit of customers under the SEC's Rule 15c3-3. At November 30, 2005, cash and U.S. Treasury bills with an aggregate fair value of approximately $1 million were segregated under the Commodity Exchange Act.

As a clearing broker-dealer, we have elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB Calculation"), as defined. The PAIB Calculation is computed to give correspondent firms the ability to classify their assets held by us as allowable assets in their net capital calculations. At November 30, 2005, no collateral was required to be segregated in a special reserve bank account for the exclusive benefit of customers - PAIB, under the SEC's Rule 15c3-3.

Note 5 Commitments and Contingencies

We lease office space and equipment under lease agreements expiring on various dates through 2017. Office space leases are subject to escalation based on increases in costs incurred by the lessor. At November 30, 2005, minimum rentals, excluding office space escalation, under these lease agreements, are as follows:

In millions	
Fiscal 2006	$ 15
Fiscal 2007	15
Fiscal 2008	15
Fiscal 2009	17
Fiscal 2010	17
December 1, 2010 and thereafter	96
Total minimum lease payments	$175

We have satisfied margin requirements with clearing organizations by obtaining letters of credit in favor of the clearing organizations. Open unsecured letters of credit at November 30, 2005 were approximately $30.7 million.

We have an unsecured line of credit of $500 million with Lehman Brothers. At November 30, 2005, there were no outstanding borrowings under the line of credit.

We are involved in legal proceedings concerning matters arising in connection with the conduct of our business. Such proceedings generally include actions arising out of our activities as an investment adviser and actions in connection with the provision of clearing services. Although there can be no assurances as to the ultimate outcome, we generally have denied, or believe we have a meritorious defense and will deny, liability in cases pending against us and we intend to defend vigorously each such case. Based on information currently available, advice of counsel, and established reserves, we believe the eventual outcome of the actions against us will not, in the aggregate, have a material adverse effect on our financial condition, results of operations or liquidity.

Note 6 Lehman Brothers' Benefit and Incentive Plans

Our employees participate in Lehman Brothers' various benefit and incentive plans. We record our allocated share of Lehman Brothers' benefit and equity-based compensation cost. The following is a description of these benefit and incentive plans.

1999 Long Term Incentive Plan

The 1999 Neuberger Berman Inc. Long-Term Incentive Plan (the "LTIP") provided for the grant of restricted stock, restricted units, incentive stock, incentive units, deferred shares, supplemental units and stock options. The total number of shares of Common Stock that may be issued under the LTIP may not exceed 7.7 million. At November 30, 2005, awards with respect to approximately 6.7 million shares of Common Stock have been made under the LTIP, of which approximately 3.7 million restricted shares, RSUs and stock options are outstanding and 3.0 million have been converted to freely transferable Common Stock.

Wealth Accumulation Plan

The Neuberger Berman Inc. Wealth Accumulation Plan (the "WAP") provides that on an annual basis, employees who receive commissions and other direct pay and those eligible for a bonus may elect to defer a portion of their compensation. In each case, up to 20% of total compensation may be deferred with a maximum deferral of up to $500,000, provided that employees who receive an annual bonus may, in any event, defer no more than the full amount of the bonus. Amounts deferred by employees are used to acquire, on a pretax basis, the Common Stock at a 25% discount from market value. Any stock so acquired is restricted with respect to transfer or sale and vests three years after the grant date. Certain benefits of ownership, including the payment of any dividends declared during the restricted period, belong to the employees. At November 30, 2005, awards with respect to approximately 150,000 shares of Common Stock have been made under the WAP of which approximately 30,000 shares are outstanding and approximately 120,000 have been converted to freely transferable Common Stock. We no longer permit deferrals under the WAP and the WAP will terminate on the last day on which any restricted stock outstanding under the WAP becomes vested.

Employee Incentive Plan

The Employee Incentive Plan ("EIP") provides for the issuance of RSUs, performance stock units ("PSUs"), stock options and other equity awards for a period of up to ten years to eligible employees, and has authorization from Lehman Brothers' Board of Directors to issue up to 246.0 million shares of Common Stock. At November 30, 2005 awards with

respect to 231.9 million shares of Common Stock have been made under the EIP of which 93.0 million are outstanding and 138.9 million have been converted to freely transferable Lehman Brothers Common Stock.

Defined Benefit Plans

Lehman Brothers provides both funded and unfunded noncontributory defined benefit pension plans for the majority of its employees worldwide. In addition, Lehman Brothers provides certain other postretirement benefits, primarily health care and life insurance, to eligible employees. Lehman Brothers uses a November 30 measurement date for the majority of its plans. Our employees participate in Lehman Brothers' domestic pension plans. We record as compensation and benefits our allocated share of the cost of these plans. The following tables summarize Lehman Brothers' domestic employee benefit plans in which our employees participate:

In millions November 30, 2005	Pension Benefits	Postretirement Benefits
Change in benefit obligation		
Benefit obligation at beginning of year	$947	$ 69
Service cost	40	2
Interest cost	56	3
Plan amendment	5	—
Actuarial loss (gain)	(2)	(9)
Benefits paid	(29)	(5)
Foreign currency exchange rate changes	—	—
Benefit obligation at end of year	1,017	60
Change in plan assets		
Fair value of plan assets at beginning of year	887	—
Actual return on plan assets, net of expenses	72	—
Employer contribution	100	5
Benefits paid	(29)	(5)
Foreign currency exchange rate changes	—	—
Fair value of plan assets at end of year	1,030	—
Funded (underfunded) status	13	(60)
Unrecognized net actuarial loss (gain)	438	(11)
Unrecognized prior service cost (benefit)	31	(2)
Prepaid (accrued) benefit cost	$482	$(73)
Accumulated benefit obligation—funded plans	$899	
Accumulated benefit obligation—unfunded plan	63 [(1)]	

(1) A liability is recognized in the Consolidated Statement of Financial Condition for unfunded plans.

Weighted-Average Assumptions Used to Determine Benefit Obligations at November 30, 2005

Discount rate	5.98%	5.83%
Rate of compensation increase	5.00%	—

Plan Assets

Pension plan assets are invested with the objective of meeting current and future benefit payment needs, while minimizing future contributions.

Plan assets are invested with several investment managers. Assets are diversified among U.S. and international equity securities, U.S. fixed income securities, real estate and cash. The plan employs a mix of active and passive investment management programs. The strategic target of plan asset allocation is approximately 65% equities and

35% U.S. fixed income. The investment sub-committee of Lehman Brothers' pension committee reviews the asset allocation quarterly and, with the approval of the pension committee, determines when and how to rebalance the portfolio. The plan does not have a dedicated allocation to Lehman Brothers' common stock, although the plan may hold a minimal investment in Lehman Brothers' common stock as a result of investment decisions made by various investment managers.

Weighted-average plan asset allocations were as follows:

November 30, 2005	
Equity securities	64%
Fixed income securities	24
Real estate	2
Cash	10
	100%

Expected Contributions for the Fiscal Year Ending November 30, 2006

Lehman Brothers does not expect to contribute to its U.S. pension plans in the fiscal year ending November 30, 2006.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

In millions	Pension	Postretirement
Fiscal 2006	$ 32	$ 5
Fiscal 2007	34	5
Fiscal 2008	37	5
Fiscal 2009	39	5
Fiscal 20010	42	4
Fiscal 2011—2015	261	22

Post Retirement Benefits

Assumed health care cost trend rates were as follows:

November 30, 2005	
Health care cost trend rate assumed for next year	9%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5%
Year the rate reaches the ultimate trend rate	2010

Assumed health care cost trend rates affect the amount reported for postretirement benefits. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

In millions	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on postretirement benefit obligation at November 30, 2005	$ 1	$(1)

Note 7 Income Taxes

Our income is included in the consolidated U.S. federal income tax return of Lehman Brothers and its subsidiaries. Our tax liability is computed in accordance with the tax sharing agreement between Lehman Brothers and its subsidiaries. In accordance with this agreement, the balance payable at November 30, 2005 was $77.3 million. Our net deferred tax liability of $5.3 million ($6.7 million of deferred tax assets and $12.0 million of deferred tax liabilities) relates to depreciation and amortization of deferred compensation and is included in other liabilities and accrued expenses in the Consolidated Statement of Financial Condition. We anticipate the deferred tax asset portion will be realized; therefore no valuation allowance has been recorded.

Note 8 Fair Value of Financial Instruments

Substantially all of our financial instrument assets and liabilities are carried at contract value, which approximates market or fair value due to their relatively short-term nature or variable market rates of interest.

Note 9 Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business we enter into various debt and equity transactions as principal or agent. The execution, settlement, and financing of these transactions can result in off-balance-sheet risk or concentrations of credit risk.

We have a high-net-worth and institutional client base. We record client securities transactions on a settlement-date basis. We are exposed to off-balance-sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations.

Our policy is to continuously monitor our exposure to market and counterparty risk through the use of a variety of credit exposure, position and financial reporting and control procedures. We monitor the market value of collateral and request and receive additional collateral when required.

For transactions in which we extend credit to clients, we seek to control the risks associated with these activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. We monitor required margin levels daily and, pursuant to such guidelines, request the deposit of additional collateral, or reduce securities positions when necessary. We take possession of securities purchased under agreements to resell.

We enter into various over-the-counter foreign exchange forward contracts on behalf of certain professional investor clearing services clients. These forward contracts, which are used by the clients to manage their portfolio exposure to foreign currency, are collateralized by the underlying securities in the clients' accounts and have been executed with major financial institutions. As a result, credit and market risks associated with these transactions have been greatly reduced. At November 30, 2005, we had outstanding obligations to purchase and sell foreign exchange forward contracts of approximately $527 million, all of which are scheduled to expire by June 21, 2006.

Note 10 Related Party Transactions

At November 30, 2005, securities borrowed and securities loaned included $539.5 million and $4.7 million, respectively, from Lehman Brothers Inc.

During the year ended November 30, 2005, we invested cash and cash equivalents in funds managed by NBMI, an affiliated NASD broker dealer. Securities and other inventory positions owned, at market value, included approximately $48.1 million invested in funds managed by NBMI at November 30, 2005.

We have agreements with certain affiliates through which we earn commissions. We have sub-advisory agreements under which we provide NBMI investment and research information.

We receive fees for providing general and administrative services to various affiliates. We in turn pay fees to NBMI for marketing services rendered to us.

We receive fees for providing office space to various affiliates, and in turn pay fees for using office space provided to us by various affiliates.

Included in Other assets is $3.3 million due from affiliates for investment advisory fees and commissions receivable, expense processing and management fees, partially offset by payroll processing expenses.

Payables to affiliates are comprised of $202.3 million due to Parent, $23.4 million due to Lehman Brothers and $7.9 million due to other affiliates.

The Company clears its high net worth securities transactions on a fully disclosed basis through Lehman Brothers Inc